UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Zovio Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98979V102

(CUSIP Number)

Michael P. Cole

SevenSaoi Capital, LLC

1165 North Clark Street, 4th Floor

Chicago, Illinois 60610

(773) 938-6307

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL PARTNERS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,253,206
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,253,206
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,253,206
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL PARTNERS IIA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		352,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

352,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,606,134
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,606,134
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,606,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 98979V102

1	NAME OF REPORTING PERSON

MICHAEL P. COLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,606,134
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,606,134
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,606,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 98979V102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Zovio Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1811 E. Northrop Blvd., Chandler, Arizona 85286.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	SevenSaoi Capital Partners II, LLC, a Delaware limited liability company (“SevenSaoi Partners II”), with respect to the Shares directly and beneficially owned by it;
(ii)	SevenSaoi Capital Partners IIA, LLC, a Delaware limited liability company (“SevenSaoi Partners IIA”), with respect to the Shares directly and beneficially owned by it;
(iii)	SevenSaoi Capital, LLC, a Delaware limited liability company (“SevenSaoi Capital”), as the managing member of each of SevenSaoi Partners II and SevenSaoi Partners IIA; and
(iv)	Michael P. Cole, as the managing member of SevenSaoi Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of SevenSaoi Partners II, SevenSaoi Partners IIA, SevenSaoi Capital and Mr. Cole is 1165 North Clark Street, 4th Floor, Chicago, Illinois 60610.

(c)       The principal business of each of SevenSaoi Partners II and SevenSaoi Partners IIA is investing in securities. SevenSaoi Capital serves as the managing member of each of SevenSaoi Partners II and SevenSaoi Partners IIA. Mr. Cole’s principal occupation is serving as the managing member of SevenSaoi Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Cole is a citizen of the United States of America.

6

CUSIP NO. 98979V102

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by each of SevenSaoi Partners II and SevenSaoi Partners IIA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,253,206 Shares beneficially owned by SevenSaoi Partners II is approximately $5,940,076, excluding brokerage commissions, and the aggregate purchase price of the 352,928 Shares beneficially owned by SevenSaoi Partners IIA is approximately $2,932,948, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  The Reporting Persons believe that there are numerous operational and strategic opportunities to maximize stockholder value, and the Reporting Persons have engaged, and intend to continue to engage, in communications with the Issuer’s Board of Directors (the “Board”) and management regarding these matters.

The Reporting Persons intend to consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer’s operations, Board structure (including Board composition), capitalization, ownership structure, capital allocation policies, strategy and plans, and potential business combinations or dispositions, including in connection with a potential strategic review or sale process, involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to communicate with the Issuer’s management and Board and to engage in discussions with stockholders of the Issuer or other third parties, including potential acquirers and financing sources, regarding the foregoing matters and the Reporting Persons’ investment in the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the outcome of any discussions referenced above, and other investment opportunities available to the Reporting Persons, the Reporting Persons may endeavor to purchase additional Shares or sell some or all of their Shares, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their intention and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

7

CUSIP NO. 98979V102

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 30,259,905 Shares outstanding as of August 2, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2019.

As of the close of business on October 28, 2019, SevenSaoi Partners II beneficially owned 1,253,206 Shares, constituting approximately 4.1% of the outstanding Shares. SevenSaoi Capital, as the managing member of SevenSaoi Partners II, and Mr. Cole, as the managing member of SevenSaoi Capital, may be deemed to beneficially own the Shares owned by SevenSaoi Partners II.

As of the close of business on October 28, 2019, SevenSaoi Partners IIA beneficially owned 352,928 Shares, constituting approximately 1.2% of the outstanding Shares. SevenSaoi Capital, as the managing member of SevenSaoi Partners IIA, and Mr. Cole, as the managing member of SevenSaoi Capital, may be deemed to beneficially own the Shares owned by SevenSaoi Partners IIA.

(b)       SevenSaoi Partners II, SevenSaoi Capital and Mr. Cole have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 1,253,206 Shares held by SevenSaoi Partners II. SevenSaoi Partners IIA, SevenSaoi Capital and Mr. Cole have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 352,928 Shares held by SevenSaoi Partners IIA.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)        The transactions in the Shares on behalf of SevenSaoi Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of the other Reporting Persons has entered into any transactions in the Shares during the past sixty days.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 28, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among SevenSaoi Capital Partners II, LLC, SevenSaoi Capital Partners IIA, LLC, SevenSaoi Capital, LLC and Michael P. Cole, dated October 28, 2019.

8

CUSIP NO. 98979V102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

SEVENSAOI CAPITAL PARTNERS II, LLC

By:	SevenSaoi Capital, LLC, its managing member

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

SEVENSAOI CAPITAL PARTNERS IIA, LLC

By:	SevenSaoi Capital, LLC, its managing member

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

SEVENSAOI CAPITAL, LLC

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

/s/ Michael P. Cole
MICHAEL P. COLE

9

CUSIP NO. 98979V102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SEVENSAOI CAPITAL PARTNERS II, LLC

10,600	2.5539 [1]	09/09/19
6,957	2.4756 [2]	09/10/19
12,754	2.5160 [3]	09/11/19
9,005	2.3619 [4]	09/12/19
4,000	2.3739 [5]	09/13/19
7,817	2.2732 [6]	09/16/19
9,430	2.2116 [7]	09/17/19
5,633	2.2207 [8]	09/18/19
8,174	2.1557 [9]	09/19/19
17,410	2.1465 [10]	09/20/19
8,427	2.1985 [11]	09/23/19
3,093	2.0808 [12]	09/24/19
12,361	2.0528 [13]	09/25/19
6,100	1.9689 [14]	09/26/19
3,900	1.9718 [15]	09/27/19
8,247	1.9619 [16]	09/30/19
7,849	2.0427 [17]	10/01/19
13,900	2.0637 [18]	10/02/19
9,989	2.0628 [19]	10/03/19
9,700	2.0320 [20]	10/04/19
8,571	1.5672 [21]	10/18/19
5,996	1.5463 [22]	10/21/19
11,496	1.4468 [23]	10/22/19
19,382	1.4434 [24]	10/23/19
28,535	1.4896 [25]	10/24/19
23,200	1.3911 [26]	10/25/19

1 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.52 to $2.58 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.29 to $2.52 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

3 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.48 to $2.56 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

CUSIP NO. 98979V102

4 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.22 to $2.60 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

5 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.34 to $2.40 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

6 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.23 to $2.31 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

7 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.13 to $2.30 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

8 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.14 to $2.29 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

9 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.13 to $2.23 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

10 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.05 to $2.22 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

11 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.14 to $2.27 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

CUSIP NO. 98979V102

12 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.06 to $2.16 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

13 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.00 to $2.11 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

14 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.95 to $2.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

15 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.95 to $2.02 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

16 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.94 to $2.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

17 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.00 to $2.05 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

18 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.01 to $2.09 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

19 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.02 to $2.10 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

20 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.01 to $2.07 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

CUSIP NO. 98979V102

21 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.51 to $1.59 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

22 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.51 to $1.60 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

23 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.40 to $1.51 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

24 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.33 to $1.49 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

25 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.44 to $1.54 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

26 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $1.35 to $1.45 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.